 Exhibit 99.1 — Joint Filing Statement

Pursuant to Rule 16a-3(j) and Instruction 5(b)(v) to Form 3, the undersigned agree that this Form 3 is filed on behalf of each of them with respect to the beneficial ownership of equity securities of Stewards, Inc.

Each undersigned is responsible for the timely filing of this Form 3 and any amendment, and for the completeness and accuracy of the information concerning that person contained herein, and is not responsible for the completeness or accuracy of the information concerning the other person except to the extent that person knows or has reason to believe that information is inaccurate.

Dated: September 30, 2026

/s/ Vincent C. Napolitano
Vincent C. Napolitano

VK NAP FAMILY, LLC
By: /s/ Vincent C. Napolitano
Title: Managing Member